Exhibit 99.6

Articles of association of Lilium N.V. as they read after the partial amendment of the articles of association, executed before Dirk-Jan Jeroen Smit, civil law notary, officiating in Amsterdam, the Netherlands, on [*] 2024.

CHAPTER I.

Definitions.

Article 1. Definitions.

1.	In these articles of association the following expressions shall have the following meanings:

a.	"Accountant": a registered accountant or other accountant as referred to in Section 2:393 DCC or as the case may be an organization in which such accountants work together;

b.	"Affiliate": means, with respect to a person or legal entity, any legal entity that, directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with such person or legal entity. The term "control" shall mean the ownership, directly or indirectly, of shares possessing more than fifty percent (50%) of the voting power of a legal entity, or having the power to control the management or elect a majority of members to the board of directors or equivalent decision-making body of such legal entity; notwithstanding the foregoing in no event shall a limited partner of (or comparable passive investor in) any entity be deemed to be an Affiliate of such entity. A party shall cease to qualify as an Affiliate for purposes of this definition if it ceases to control, be controlled by, or be under common control with such person or legal entity; provided in each case of this sentence and the preceding sentences that any person or legal entity controlled within meaning of Section 56 paragraph 1 subsection 3 as well as paragraphs 4 and 5 of the German Foreign Trade Ordinance (Außenwirtschaftsverordnung) ("AWV") (or a successor regulation) shall be deemed to be under control for purposes of this definition;

c.	"Board": the management board of the Company, consisting of one or more Executive Directors and one or more Non-Executive Directors;

d.	"Chairman": the Non-Executive Director appointed as Chairman in accordance with article 13 paragraph 4;

e.	"Chief Executive Officer": the Executive Director appointed as Chief Executive Officer in accordance with article 13 paragraph 4;

f.	"Class Share Premium Reserve": has the meaning given thereto in article 4 paragraph 5;

g.	"Company": the public company governed by these articles of association;

2

h.	"Class Meeting": the Class Meeting Shares A, the Class Meeting Shares B or the Class Meeting Shares C;

i.	"Class Meeting Shares A": the meeting of holders of Shares A;

j.	"Class Meeting Shares B": the meeting of holders of Shares B;

k.	"Class Meeting Shares C": the meeting of holders of Shares C;

l.	"Closing Date": the fourteenth day of September two thousand twenty-one;

m.	"Conversion Date": the date on which a Conversion Event has occurred;

n.	"Conversion Event": means, in respect of any Shares B held by any of the following parties, the occurrence of an event as a consequence of which,

(i)	anyone who is a Qualified B Holder ceasing to be a Qualified B Holder;

(ii)	anyone who is a Permitted Entity ceasing to be a Permitted Entity; or

(iii)	anyone who is Permitted Transferee ceasing to be a Permitted Transferee;

o.	"DCC": Dutch Civil Code;

p.	"Directors": the Executive Directors and the Non-Executive Directors;

q.	"Executive Director": a member of the Board appointed as executive director;

r.	"Founder": Daniel Christian Wiegand, born in Tübingen (Germany) on the twelfth day of June nineteen hundred eighty-five;

s.	"Founder Minimum Ownership Shares B Threshold": the Founder, together with its Permitted Transferees, holding at least twenty percent (20%) of the aggregate amount of outstanding Shares B held by such persons on the Closing Date;

t.	"General Meeting": the general meeting of Shareholders as corporate body of the Company as well as meetings of this corporate body;

u.	"Group": an economic unit in which legal entities and companies are united within the meaning of Section 2:24b DCC;

v.	"Initial Qualified Holder" means, in relation to any Share B, the person holding such Share B on the Closing Date;

w.	"in writing": any communication sent by letter, telefax, e-mail or by any other electronic means of communication which can transmit text, provided such communication is readable and reproducible, unless Dutch law or these articles of association provide otherwise;

x.	"Non-Executive Director": a member of the Board appointed as non-executive director;

y.	"Notice": shall have the meaning given thereto in article 4A paragraph 3;

z.	"Offer": shall have the meaning given thereto in article 4A paragraph 3;

aa.	"Permitted Entity": means, with respect to any Initial Qualified Holder and/or spouse of the Founder, any vehicle (including a trust, corporation and partnership) so long as an Initial Qualified Holder and/or a spouse of a Founder, if applicable, collectively have sole dispositive power and exclusive Voting Control with respect to the Shares B held by such vehicle;

3

bb.	"Permitted Transferee"

a.	in relation to any Share B held by an Initial Qualified Holder means:

(i)	such Initial Qualified Holder (as transferee of any Share B retransferred to such Initial Qualified Holder from its Permitted Transferee);

(ii)	any Permitted Entity and/or estate or tax planning vehicle (including a trust, corporation and partnership), the beneficiaries of which are limited to such Initial Qualified Holder and/or members of the immediate family (being the spouse or children) of such Initial Qualified Holder, provided that:

(A)	(1) prior to the Initial Qualified Holder’s death or mental incapacitation, such Initial Qualified Holder retains (subject to any community or spousal property laws) sole voting and dispositive power over such Share B, and (2) following the date on which such Initial Qualified Holder’s dies or is mentally incapacitated such vehicle shall immediately cease to be a Permitted Transferee; and

(B)	the Transfer to such estate or tax planning vehicle does not involve payment of any consideration (other than the interest in such trust, corporation, partnership or other estate or tax planning vehicle); and

b.	in relation to any Share held by Qell Partners LLC means:

(i)	any party who is and has not ceased to be a director, officer, member, partner or equity holder of Qell Partners LLC; and

(ii)	any estate or tax planning vehicle (including a trust, corporation and partnership), the beneficiaries of which are limited to the members of the immediate family (being the spouse or children) of those initial persons identified in paragraph b.(i), provided that (a) prior to such person’s death or mental incapacitation, such initial person retains (subject to any community or spousal property laws) sole voting and dispositive power over the shares held by such estate or tax planning vehicle, and (b) following the date on which such person ceases to be a director, officer, member, partner or equity holder of Qell Partners LLC, dies, or is mentally incapacitated such vehicle shall immediately cease to be a Permitted Transferee; and provided further that the Transfer to such estate or tax planning vehicle does not involve payment of any consideration (other than the interest in such trust, corporation, partnership or other estate or tax planning vehicle);

4

cc.	“Qell Group” means Qell Partners LLC and its Permitted Transferees;

dd.	"Qualified B Holder" means, in relation to any Share B: the Company, the Initial Qualified Holder of such Share B and any Permitted Transferee thereof, in each case provided that such Share B has not been Transferred (including by way of a transfer of the legal holder thereof) other than to a Permitted Transferee;

ee.	"Regulated Market": regulated market or multilateral trading facility, as referred to in article 1:1 of the Financial Supervision Act (Wet op het financieel toezicht) or a system of a non-EU/EEA member state that is comparable to a regulated market or multilateral trading facility (including, for purposes hereof any of the NASDAQ market tiers);

ff.	"Secretary": the person appointed as Secretary in accordance with article 15 paragraph 7;

gg.	"Shareholders' Covenant”: means in respect of any Shareholder that has notified the Company in writing that this covenant shall irrevocably apply to such Shareholder, in relation to the ownership of its Shares, provided that such Shareholder, in each case together with its Subsidiaries and/or Affiliates, in aggregate is (i) holding or acquiring, or (ii) controlling (including under a voting agreement, specific or general proxy, usufruct, pledge or other arrangement) Shares that reach or exceed the screening threshold pursuant to Sections 55 and 56 paragraph 1 subsection 3 as well as paragraph 4 and 5 of the AWV (or in each case a successor regulation), this Shareholder is required not to hold and/or acquire more than twenty-four and nine-tenths of a percent (24.9%) of the total voting rights attached to all issued and outstanding Shares (not counting any Shares in respect of which no votes can be exercised pursuant to mandatory Dutch law) ("Voting Rights Limitation Threshold"), unless such Shareholder has obtained (i) a certificate of non-objection within the meaning of Section 58 (1) of the AWV or (ii) a permit or clearance within the meaning of Section 15 of the German Foreign Trade Act (Außenwirtschaftsgesetz) ("AWG") (or in each case a successor regulation), or (iii) the German Federal Ministry for Economic Affairs and Energy ("BMWi") has confirmed in writing that voting rights of such Shareholder and/or such Shareholders' Affiliates above the Voting Rights Limitation Threshold are in line with, or out of scope of, the German regime on the screening of foreign investments, or if such voting rights above this threshold cease to be subject to such regime pursuant to grandfathering or other provisions in the AWG or the AWV or applicable orders or regulatory guidelines of the BMWi in relation to the ownership of its Shares;

5

hh.	"Shareholder Support Agreement”: that shareholder support agreement entered into between, among others, Qell Acquisition Corp., the Company and the Founder dated the thirtieth day of March two thousand twenty-one;

ii.	"Shareholders": holders of Shares or the joint holders of Shares referred to in article 9;

jj.	"Shares": means any and all shares issued by or in the capital of the Company, including Shares A, the Shares B and the Shares C;

kk.	"Shares A": the ordinary shares A in the capital of the Company;

ll.	"Shares B": the ordinary shares B in the capital of the Company;

mm.	"Shares B Compulsory Conversion Date": the date of the Shares B Compulsory Conversion Event;

nn.	"Shares B Compulsory Conversion Event": the event occurring on the date set by the Non-Executive Directors within a time period of sixty (60) and one hundred eighty (180) days after the date on which the Founder no longer meets the Founder Minimum Ownership Shares B Threshold, upon which event each issued and outstanding Share B shall be automatically converted into one (1) Share A and one (1) Share C;

oo.	"Shares C": the ordinary shares C in the capital of the Company;

pp.	"Subsidiary": a subsidiary within the meaning of Section 2:24a DCC;

qq.	"Tax Covenant": that certain tax covenant (Founder Tax Covenant) granted by the Company to the benefit of the respective beneficiary pursuant to section 10 of the Shareholder Support Agreement;

rr.	"Transfer" means: any direct or indirect sale, assignment, transfer under general or specific title (algemene of bijzondere titel), conveyance, grant of any form of security interest (other than as explicitly provided in this definition), or other transfer or disposition of a Share or any legal or beneficial interest therein (including, for the avoidance of doubt, by way of a synthetic transfer or total return swap), whether or not for value and whether voluntary or involuntary or by operation of law. A "Transfer" of a Share B shall also include, without limitation, the transfer of, or entering into a binding agreement with respect to, voting control over a Share B by proxy or otherwise; provided, however, that the following shall not be considered a "Transfer" of a Share B: (a) the granting of a power of attorney to persons designated by the Board in connection with actions to be taken at a General Meeting; or (b) the pledge of Shares B by a Qualified B Holder that creates a mere security interest in such Shares B pursuant to a bona fide loan or indebtedness transaction as long as the Qualified B Holder continues to exercise voting control over such pledged shares; provided, however, that a foreclosure on such Shares B or other similar action by the pledgee shall constitute a "Transfer" of a Share B;;

6

ss.	"Transferor": shall have the meaning given thereto in article 4B paragraph 3;

tt.	"Voting Cap": means, in respect of a Shareholder who (i) is subject to the Shareholders' Covenant, and (ii) is not in compliance with the Shareholders' Covenant, the suspension of any voting rights (attaching to Shares) which that Shareholder (together with its Affiliates) would otherwise be able to exercise in a General Meeting in excess of twenty-four and nine-tenths of a percent (24.9%) of all voting rights (after deduction of any voting rights suspended under this Voting Cap) which may be exercised in a General Meeting, regardless of whether such Shareholder (together with its Affiliates) would otherwise be entitled to such votes (i) on the basis of Shares held by such Shareholder, its Affiliates and/or its Subsidiaries, or (ii) as any votes on Shares under control of such Shareholder or its Affiliates (including under voting agreement, specific or general proxy, usufruct, pledge or other arrangement), provided that the Board has confirmed the application of the Voting Cap in accordance with article 24 paragraph 4, based on the information available to the Board; and

uu.	"Voting Control": means with respect to a Share B, the power (exclusively) to vote or direct the voting of such Share B, including by proxy, voting agreement or otherwise.

2.	Unless the contrary is shown or it is manifestly intended otherwise, a reference to a concept or word in the singular includes a reference to the plural form of this concept or word and vice versa.

3.	Unless the contrary is shown or it is manifestly intended otherwise, a reference to a concept or word of any gender includes a reference to a concept or word of any other gender.

CHAPTER II.

Name. Seat. Objects.

Article 2. Name. Seat.

1.	The Company is a public company with the name: Lilium N.V.

2.	The registered seat of the Company is in Amsterdam (the Netherlands). The Company may have branch offices and branch establishments, both in and outside of the Netherlands.

Article 3. Objects.

The objects of the company are to participate in, to take an interest in any other way in, to conduct any business of whatever naturei, to provide services of any nature, or to conduct the management of other business enterprises of whatever nature, to provide services to other business enterprises of whatever nature, furthermore to finance third parties, in any way to provide security or undertake the obligations of third parties and finally all activities which are incidental to or which may be conducive to any of the foregoing. The objects of the Company include to enhance and promote the interest of the Group of companies of which the Company forms part of.

7

CHAPTER III.

Capital and register. Transfer and conversion of Shares B. Qualified shareholding of Shares B and Shares C.

Article 4. Capital. Class Share Premium Reserve. Joint ownership.

1.	The authorized share capital of the Company amounts to sixteen million two hundred four thousand five hundred seventeen euro and thirty-six eurocent (EUR 16,204,517.36).

2.	The authorized share capital is divided into:

(i)	one billion four hundred ninety-eight million three hundred eighty-six thousand four hundred eleven (1,498,386,411) Shares A with a nominal value of one eurocent (EUR 0.01) each;

(ii)	twenty-four million four hundred thirteen thousand sixty-five (24,413,065) Shares B with a nominal value of three eurocent (EUR 0.03) each; and

(iii)	twenty-four million four hundred thirteen thousand sixty-five (24,413,065) Shares C with a nominal value of two eurocent (EUR 0.02) each.

3.	The Shares A are continuously numbered from A1 onwards, the Shares B are continuously numbered from B1 onwards and the Shares C are continuously numbered from C1 onwards.

4.	Where in these articles reference is made to Shares and Shareholders this shall include the Shares of each class and the holders of Shares of each class respectively, unless explicitly provided otherwise.

5.	Shares shall be issued in registered form only. Shares shall be available in the form of an entry in the share register. Share certificates shall not be issued.

6.	At all times at least one Share is or should be held by and for the account of a person other than the Company or any of its subsidiaries.

7.	The Company shall maintain for the exclusive benefit of the holders of Shares of the applicable class of Shares a separate share premium reserve (hereinafter jointly as well as separately referred to as: a "Class Share Premium Reserve"), and this Class Share Premium Reserve bears the same letter as the corresponding Shares. If upon or after the issuance of Shares of a certain class more than the nominal value of such Shares is paid, in cash or in kind, the excess shall be considered to be share premium for the exclusive benefit of holders of Shares of the applicable class.

Article 4A. Transfer and conversion of Shares B.

1.	Shares B may only be Transferred to (i) Permitted Transferees and/or (ii) the Company. Any other purported Transfer of a Share B shall be null and void. A holder of Shares B shall notify the Company in writing of any Transfer of Shares (i) if practicable, prior to the consummation of such Transfer, and (ii) always, as soon as possible following (and in any event within ten (10) days of) such Transfer.

8

2.	An Initial Qualified Holder may at any time convert (all or part of) its Shares B into one (1) Share A and one (1) Share C for each Share B. The Initial Qualified Holder shall send a written notice to the Non-Executive Directors of the relevant conversion. The business day following the date of the written notice shall be considered as the date of such conversion.

3.	A Share B shall be automatically converted into one (1) Share A and one (1) Share C upon the occurrence of a Conversion Event or a Shares B Compulsory Conversion Event. Upon the Company becoming aware of a Conversion Event, the Non-Executive Directors shall determine in their sole discretion the Conversion Date, which Conversion Date shall not be later than the date of such determination.

4.	If at any time a Share C is held by anyone other than the Company (regardless as a consequence of conversion), such holder of Shares C (the "Transferor") shall forthwith notify the Company of this fact by written notice (the "Notice") as soon as possible and in any event within three (3) days after the occurrence of such event pursuant to which the Transferor is obliged to serve the Notice. The holder of one or more Shares C, other than the Company itself, shall be obliged to transfer such Share(s) C to the Company for no consideration.

5.	If the Transferor fails to:

a.	give the Notice within the time period provided in this article; or

b.	transfer the relevant Shares C to the Company within sixty (60) days of the Notice,

the Company is irrevocably empowered and authorized to offer and transfer the relevant Shares C to the Company for no consideration and until such transaction occurs. If and so long as any Share C is not held by the Company, the voting rights, dividend rights and other rights pertaining to such Share C (including, without limitation, the approval rights hereunder, if any) may not be exercised, subject to paragraph 5 of this article.

6.	If the Company fails to accept the offered Shares C from the Transferor within three (3) months after receipt of the Notice, then the Transferor's dividend rights attached to its Shares C shall revive.

7.	The Board shall forthwith register any such conversion of Shares in the register of Shareholders and equally in any applicable company register.

8.	The Company shall at all times reserve and keep available out of its authorized but unissued capital, solely for the purpose of effecting the conversion of Shares B, such number of Shares A and Shares C as shall from time to time be sufficient to effect the conversion of all outstanding Shares B into Shares A and Shares C.

9.	The Company may, from time to time, establish such policies and procedures relating to the general administration of the share capital structure as it may deem necessary or advisable, and may request that holders of Shares B furnish affidavits or other proof to the Company as it deems necessary to verify the legal and beneficial ownership of Shares B and the "Qualified B Holder" status of any such holder, and to confirm that Shares B are no longer held by a Qualified B Holder.

9

Article 5. Register of Shareholders.

1.	The Board shall keep a register including the names and addresses of all Shareholders. The register may be kept in an electronic form. The Board may appoint a registrar to keep the register on behalf of the Company. The register may be kept in several copies and in several places. Part of the register may be kept outside the Netherlands to comply with applicable local law or pursuant to stock exchange rules.

2.	The Board, and the registrar if applicable, shall be authorized to provide the authorities with information and data contained in the register of shareholders or have the same inspected to the extent that this is requested to comply with applicable foreign legislation or rules of the stock exchange where the Company’s Shares are listed.

CHAPTER IV.

Issue of Shares. Own Shares. Joint ownership of Shares.

Article 6. Issue of Shares. Authorized body. Conditions of issue.

3.	Shares shall be issued:

a.	pursuant to a resolution proposed by the Board and adopted by the General Meeting; or

b.	pursuant to a resolution of the Board if by resolution of the General Meeting the Board has been authorized for a specific period not exceeding five (5) years to issue Shares.

The resolution granting the aforesaid authorization must determine the number and class of the Shares that may be issued. The authorization may from time to time be extended for a period not exceeding five (5) years. Unless otherwise stipulated at its grant, the authorization cannot be withdrawn.

4.	Within eight (8) days following a resolution by the General Meeting to issue Shares or to designate, as referred to in paragraph 1 of this article, the Company shall file the full text of such resolution at the offices of the Dutch trade register. Within eight (8) days after close of each quarter, the Company shall report each issue of Shares in the past quarter to the offices of the Dutch trade register, stating the number of Shares issued.

5.	The provisions of paragraphs 1 and 2 of this article shall apply mutatis mutandis to the granting of rights to acquire Shares, but not to the issue of Shares to a person exercising a previously acquired right to acquire Shares.

6.	The Company cannot acquire Shares in its own capital upon the issue of the Shares.

7.	When Shares are acquired the amount of their nominal value must be paid at the same time and, in addition, if the Share is subscribed at a higher amount, the difference between such amounts.

10

8.	The Board shall be authorized to enter into transactions concerning non-monetary contributions on Shares and any other transaction referred to in Section 2:94 paragraph 1 DCC, without the prior approval of the General Meeting.

Article 7. Rights of pre-emption upon issue.

1.	Without prejudice to paragraph 2 of this article, upon an issue of Shares A and/or Shares B, each holder of Shares A or Shares B (as applicable) shall have a pre-emption right pro rata to the total number of (in aggregate) Shares A and Shares B (whereby the Shares A and Shares B shall, for the purposes of this article 7 paragraph 1, be treated as a single class of Shares) held by him on the date of the resolution to issue the Shares A and/or Shares B, it being understood that this pre-emption right shall not apply to an issuance of Shares A:

a.	to employees of the Company or employees of a Group company; and

b.	to a person exercising a previously obtained right to acquire Shares A or Shares B (in accordance with the terms of such right) subject always to article 7 paragraph 7.

2.	If a Qualified B Holder elects to participate in a pre-emptive issuance of Shares that includes Shares A and/or Shares B, then, for so long as such person remains a Qualified B Holder, such Qualified B Holder shall be issued Shares B in lieu of any Shares A.

If a holder of Shares A elects to participate in a pre-emptive issuance of Shares that includes Shares A and/or Shares B, such holder of Shares A shall be issued Shares A in lieu of any Shares B.

3.	No pre-emption rights shall apply in respect of an issuance of Shares C.

4.	The pre-emptive right may be restricted or excluded by a resolution proposed by the Board and adopted by the General Meeting. In the proposal for such resolution the reasons for the proposal and the choice of the intended price of issue must be explained in writing. If the Board has been designated as the body authorized to issue Shares, the General Meeting may by resolution also designate the Board for a period not exceeding five (5) years as the body authorized to restrict or exclude the pre-emptive right. This authorization may from time to time be extended for a period not exceeding five (5) years. Unless otherwise stipulated at its grant, the authorization cannot be withdrawn.

5.	A resolution of the General Meeting to restrict or exclude the pre-emptive right or to designate the Board as referred to in paragraph 4 of this article requires a majority of at least two-thirds (2/3rd) of the votes cast, if less than half of the issued capital is represented at the General Meeting.

6.	The Company announces the issue of Shares with pre-emption right and the period in which the pre-emption right may be exercised in the Dutch State Gazette (Staatscourant) and in a nationally distributed daily newspaper, unless the announcement is made to all Shareholders in writing to the addresses as provided by them.

11

7.	The pre-emption right may be exercised during the period to be determined by the body authorized to restrict or exclude the pre-emptive right. Such period to be at least two (2) weeks from the day following the date of announcement in the Dutch State Gazette or dispatch of the announcement to the Shareholders.

8.	The provisions of the preceding paragraphs of this article shall apply mutatis mutandis to the granting of rights to acquire Shares, but shall not apply to the issue of Shares to one who exercises a previously acquired subscription right.

Article 8. Acquisition by the Company of own Shares.

1.	Any acquisition by the Company of partly-paid Shares in its own capital shall be null and void.

2.	Provided that the General Meeting has given the Board authorization for this purpose, the Company may acquire fully paid-up Shares provided that:

a.	the Company's equity capital, reduced by the acquisition price, is not less than the sum of the issued and paid-up capital and the reserves to be maintained pursuant to the law or these articles of association;

b.	following the transaction contemplated, at least one issued share in the capital of the Company remains outstanding and is not held by the Company; and

c.	in case the Company is admitted to trading on a Regulated Market, the nominal value of the Shares to be acquired, already held by the Company or already held by the Company as pledgee or which are held by Subsidiaries, does not exceed fifty percent (50%) of the issued capital of the Company.

3.	The factor deciding whether the acquisition is valid shall be the amount of the equity of the Company as shown in its most recently adopted balance sheet, reduced by (i) the acquisition price of Shares, (ii) the amount of loans as described in Section 2:98c paragraph 2 DCC and (iii) any payments from profit or reserves to others which may have become due by the Company and its Subsidiaries after the balance sheet date.

If more than six (6) months of a financial year have passed without the annual accounts having been adopted, the acquisition of own Shares under paragraph 2 of this article shall not be permitted until such time as such most recent annual accounts have been so adopted.

4.	The authorization of the General Meeting, referred to in paragraph 2 of this article, which shall be valid for a maximum of eighteen (18) months only, must specify how many Shares are permitted to be acquired, the manner in which they may be acquired and the permitted upper and lower limits of the price.

5.	The preceding paragraphs of this article shall not apply in respect of (i) Shares which the Company may acquire gratuitously or by universal succession and (ii) Shares that are admitted to trading on a Regulated Market which are acquired for the purpose of distribution of such Shares to employees of the Company and/or its Subsidiaries pursuant to an employee option plan.

12

6.	Any acquisition of Shares made in breach of the provisions of paragraph 2 of this article shall be null and void.

7.	Shares owned by the Company shall not bear any dividend rights unless rights of usufruct are created in respect of such Shares prior to the acquisition by the Company, in which case the holder of usufruct shall be entitled to any dividends on the underlying Shares. Shares owned by the Company or its Subsidiaries shall not bear any voting rights.

Article 9. Joint ownership of Shares.

If through any cause whatsoever one or more Shares are jointly held by two or more persons, such persons may jointly exercise the rights arising from those Shares, provided that these persons be represented for that purpose by one from their midst or by a third party authorized by them for that purpose by a written power of attorney. The Board may, whether or not subject to certain conditions, grant an exemption for the provision of the previous sentence.

Article 10. Formalities on the issue and transfer of Shares.

1.	Unless these articles of association provide otherwise, the issue and transfer of Shares or the transfer of a limited right thereon shall require a deed drawn up for that purpose, executed before a civil-law notary registered in the Netherlands.

2.	If Shares are admitted to trading on a Regulated Market, the transfer of such Share or of a limited right (beperkt recht) thereto shall require an instrument intended for such purpose and, save when the Company itself is a party to such legal act, the written acknowledgement by the Company of the transfer. The acknowledgement shall be made in the instrument or by a dated statement on the instrument or on a copy or extract thereof mentioning the acknowledgement signed as a true copy thereof by a civil-law notary or the transferor. Service of such instrument of transfer, copy or extract on the Company shall be deemed to constitute such acknowledgement.

3.	Following a transfer referred to in this article, the rights attached to the Shares concerned may not be exercised until the instrument of transfer has been served upon the Company or until the Company has acknowledged the transaction in writing or has been deemed to have acknowledged such transaction. The provision in the preceding sentence shall not apply if the Company itself has been a party to the transaction.

4.	To the fullest extent permitted by Dutch law, in accordance with the applicable law on International Private laws as referred to in Title 10 of Book 10 DCC (Boek 10 Internationaal privaatrecht), especially article 10:138 DCC, for as long as Shares are listed on a Regulated Market, the Company may, by a resolution of the Board for that purpose, determine that the laws of the State of New York (United States of America), shall apply to the property law aspects of the Shares (including the legal rules on ownership, legal title, transfer). Articles 10.1 up to and including 10.3 shall not apply to such Shares. Such resolution, as well as a resolution to revoke such determination, shall be made public in accordance with applicable law and shall be filed with the offices of the Company and the Dutch trade register for inspection.

13

5.	The property law aspects of the Shares (including the legal rules on ownership, legal title, transfer) in book-entry form, as included in the part of the register of shareholders kept by the relevant transfer agent, shall be governed by the State of New York (United States of America), in accordance with the applicable law on International Private laws as referred to in Title 10 of Book 10 DCC (Boek 10 Internationaal privaatrecht), especially article 10:141 DCC.

CHAPTER V.

Capital reduction. Limited rights.

Article 11. Capital reduction.

1.	The General Meeting may resolve to reduce the issued capital of the Company by a cancellation of Shares or by reduction of the nominal value of the Shares by amendment of the articles of association of the Company, with due observance of the provisions in Section 2:99 and 2:100 DCC. This resolution must designate the Shares to which the resolution relates and provide for the implementation of the resolution.

2.	A resolution to cancel may only relate to Shares held by the Company itself.

3.	If the General Meeting resolves to reduce the nominal value of the Shares by amendment of the articles of association, such reduction must be made pro rata on all Shares, regardless whether this is done without redemption or against partial repayment on the Shares or upon release from the obligation to pay up the Shares. Such pro rata requirement may be waived with the consent of all Shareholders concerned.

4.	A resolution for reduction of capital shall require a majority of at least two-thirds (2/3rd) of the votes cast, if less than half of the issued capital is represented at the General Meeting.

Article 12. Depositary receipts. Usufruct and pledge on Shares.

1.	The Company may not give its cooperation to the issue of depositary receipts.

2.	A right of usufruct or a right of pledge may be vested on the Shares, with due observance of the provisions of the Articles.

3.	If a Share is pledged or a right of usufruct is vested on a Share, the Shareholder remains entitled to exercise the voting rights. A usufructuary and pledgee shall not have the same rights as those conferred by law upon the holders of depositary receipts for shares issued with the cooperation of a company.

4.	In deviation of paragraph 3 of this article 12, if a Share A is pledged or a right of usufruct is vested on a Share A, the holder of this Share A is entitled to transfer the voting rights on the Share A to the usufructuary and pledgee.

14

CHAPTER VI.

Board.

Article 13. One-tier Board.

1.	The management of the Company shall be conducted by the Board.

2.	The total number of Directors, the total number of Executive Directors and the total number of Non-Executive Directors, may be increased or decreased pursuant to a resolution of the Board approved by a majority vote of all of the Directors, and a majority vote of all of the Non-Executive Directors, then in office. A decrease in the number of Directors, or in the number of Executive Directors or Non-Executive Directors, shall not result in a decrease in the term of office of any Director in office at the time of such decrease in the number of Directors.

3.	Only natural persons can be Directors.

4.	The Board shall appoint a Non-Executive Director to be Chairman of the Board for such period as the Board may decide. The Board will appoint an Executive Director as Chief Executive Officer for such period as the Board may decide. The Board may grant other titles to the Directors.

Article 14. Appointment and nomination. Suspension and dismissal. Remuneration.

1.	Executive and Non-Executive Directors shall be appointed as such by the General Meeting at the binding nomination of the Non-Executive Directors, and for such term as proposed by the Non-Executive Directors, provided that the term of office of a Director shall expire at the close of the first annual General Meeting held following the expiry of the term of his appointment. A Director may be reappointed one or more times, with due observance of this paragraph.

2.	If a Director is to be appointed, the Non-Executive Directors shall make a binding nomination of at least the number of persons prescribed by law by a majority decision.

3.	The General Meeting may at all times overrule the binding nomination by at least a two thirds (2/3rd) majority of the votes cast, provided such majority represents more than half of the issued share capital. If the General Meeting overruled the binding nomination, the Non-Executive Directors shall make a new nomination and a new General Meeting is called at which the resolution for appointment of a Director shall require at least a two thirds (2/3rd) majority of the votes cast, provided such majority represents more than half of the issued share capital. The nomination shall be included in the notice of the General Meeting at which the appointment shall be considered.

4.	If a nomination has not been made or has not been made in due time, this shall be stated in the notice and the General Meeting shall be free to appoint a Director at its discretion. A resolution to appoint a Director that was not nominated by the Non-Executive Directors, may only be appointed by a two thirds (2/3rd) majority of the votes cast, provided such majority represents more than half the issued share capital. With regard to subjects referred to in this paragraph and the previous paragraph, a second General Meeting may not be convened pursuant to Section 2:120 paragraph 3 DCC.

15

5.	A Director may at any time be suspended or dismissed by the General Meeting. A resolution of the General Meeting to suspend or dismiss a Director other than pursuant to a proposal by the Board shall require a two thirds (2/3rd) majority of the votes cast, provided such majority represents more than half the issued share capital. If and to the extent permitted by law, an Executive Director may also be suspended by the Board.

6.	Every suspension may be extended one or more times, but the total term of suspension cannot exceed three (3) months. If the General Meeting does not terminate the suspension or resolve to dismiss the respective Director within this period, the suspension ends.

7.	The Company must establish a policy for the remuneration of the Directors, which shall at least describe the items referred to in Section 2:383c up to and including Section 2:383e DCC, to the extent that these relate to the Directors. The remuneration policy is adopted by the General Meeting at the proposal by the Board.

8.	The remuneration of the Executive Directors shall be determined by the Board with due observance of the remuneration policy adopted by the General Meeting. The remuneration of the Non-Executive Directors shall be determined by the General Meeting with due observance of the remuneration policy adopted by the General Meeting.

9.	A proposal with respect to remuneration schemes in the form of Shares or rights to Shares is submitted by the Board to the general meeting for its approval. This proposal must set out at least the maximum number of Shares or rights to Shares to be granted to the Directors and the criteria for granting or amendment. The lack of approval referred to in this paragraph does not affect the authority of the Board or the Directors to represent the Company.

10.	The appointment of a Director in itself does not constitute an employment contract between the Director and the Company. An employment contract between the Company and a Director is prohibited.

Article 15. Power. Division of duties. Regulations.

1.	Subject to the division of duties included and as referred to in paragraph 2 of this article, the Board shall be entrusted with the management of the Company and shall for such purpose have all the powers within the limits of the law that are not granted to others by these articles of association.

2.	The Executive Directors are charged in particular with the day-to-day management of the company and its affiliated business. The Non-Executive Directors are charged in particular with the supervision of the duties carried out by the Directors. The Board may further divide its duties among the Directors by regulation referred to in paragraph 3, provided that the day-to-day management of the Company shall be exclusively entrusted to the Executive Directors and the supervision of the Board shall be exclusively entrusted to the Non-Executive Directors.

16

3.	With due observance of these articles of association and the restrictions provided by the law, the Board shall adopt one or more sets of regulations dealing with such matters as its internal organization, the manner in which decisions are taken, the composition, the duties and organization of committees established by the Board (if any) and any other matters concerning the Board, the Chief Executive Officer, the Executive Directors, the Non-Executive Directors and the committees established by the Board. Regulations dealing with matters concerning General Meetings will be placed on the Company's website.

4.	The Board may establish such committees as it may deem necessary which committees may consist of one or more Directors or of other persons. The Board appoints the members of each committee and determines the tasks of each committee. The Board may at any time change the duties and the composition of each committee.

5.	The Executive Directors shall endeavor to timely provide the Non-Executive Directors with all information required for the exercise of their duties.

6.	In fulfilling their duties, the Directors shall act in accordance with the corporate interests of the Company and its affiliated business.

7.	The Board shall appoint a Secretary from outside the Directors, who shall have such powers as are assigned to him by these articles of association and, subject to these articles of association, by the Board on or after his appointment. The Secretary may be removed from office at any time by the Board.

Article 16. Meetings of the Board. Decision-making process.

1.	Meetings of the Board shall be held as often as a Director deems such necessary.

2.	Meetings of the Board shall be convened in writing to the addresses of the Directors or by means of a legible and reproducible notice sent by electronic means of communication to the (e-mail) address provided for this purpose to the Company. Notice shall be given no later than on the seventh (7th) day prior to the date of the meeting of the Board, provided that this convening period may be waived by all Directors. The notice shall specify the date, time and place of the meeting of the Board and the subjects to be addressed.

3.	Each Director has the right to cast one (1) vote in meetings of the Board.

In as far as Dutch law or these articles of association do not stipulate any greater majority, all resolutions of the Board shall be adopted by a majority of the votes cast. If there is a tie of votes the proposal is rejected.

4.	In case a Director has a direct or indirect personal interest which conflicts with the interests of the Company and its business, such Director will not participate in the deliberation and decision-making of the Board. In the event that a Director is uncertain whether or not he has a conflict of interest, he may request the Chairman to determine if he has a conflict of interest. If as a result hereof no resolution can be adopted by the Board, the resolution shall be adopted by the Non-Executive Directors, and the Non-Executive Directors shall record in writing the reasons in the minutes.

17

5.	Meetings of the Board can be held by telephone conference, videoconference or any other electronic means of communication, provided that all Directors can communicate with each other.

6.	A Director can attend a meeting of the Board by telephone conference, videoconference or any other electronic means of communication, provided this Director can communicate with the other attending Directors at all times and vice versa. A Director may only be represented by a co-Director authorized in writing.

7.	Minutes shall be kept of the proceedings of each meeting of the Board.

8.	Resolutions of the Board may also be adopted in writing without recourse to a meeting of the Board, provided that all Directors gave their written consent to this way of decision-making.

9.	One or more Directors who have been allocated certain duties pursuant to these articles of association or the board rules and regulations, can adopt resolutions regarding matters that belong to his or their duties, respectively. If one or more Directors have been allocated certain duties in the aforementioned manner, article 16.8 – and, in the event of multiple Directors, article 16.5 up to and including 16.8 – shall apply to the adoption of resolutions, whereby this Director or these Directors shall be deemed to constitute the Board. If all Directors that have been allocated certain duties within the meaning of the first sentence of this paragraph have a conflict of interest, the resolution shall, to the extent possible and permitted by law, be adopted by the other Directors.

10.	Any resolution of the Executive Directors or the Board regarding Shares B, including but not limited to transfer or conversion of Shares B and the admittance of the Shares B or Shares C for trading on a Regulated Market, shall be adopted by the unanimous votes of the Executive Directors, with the exception of the Founder, and all Non-Executive Directors in a meeting of the Board in which all Directors, with the exception of the Founder, are present or represented.

11.	Any resolution regarding (i) any non-compete arrangement between the Company and any Executive Director, (ii) any resolution with regard to the fulfilment of the undertakings, consent, amendment, waiver, termination, satisfaction, enforcement or any other action under the Tax Covenant and (iii) the sale (or any other disposal) and subsequent transfer of shares in the capital of Lilium GmbH, a private company with limited liability incorporated under German law, registered with the Handelsregister B des Amtsgerichts München under number HRB 216921, may in each case only be adopted by the Non-Executive Directors by an absolute majority of the votes cast.

18

12.	Any resolution of the Board regarding the issuance of Shares, or the granting of rights to subscribe for Shares (i) to employees, other than in accordance with an employee plan, or (ii) to the Founder, may in each case only be adopted by the unanimous votes of the Non-Executive Directors.

Article 17. Approval of decisions of the Board.

1.	Without prejudice to any other applicable provisions of these articles of association, the Board shall require the approval of the General Meeting for resolutions of the Board regarding a significant change in the identity or nature of the Company or the enterprise, including in any event:

a.	the transfer of the enterprise or practically the entire enterprise to a third party;

b.	the conclusion or cancellation of any long-lasting cooperation by the Company or a Subsidiary with any other legal person or company or as a fully liable general partner of a limited partnership or a general partnership, provided that such cooperation or the cancellation thereof is of essential importance to the Company; and

c.	the acquisition or disposal of a participating interest in the capital of a company with a value of at least one-third of the sum of the assets according to the consolidated balance sheet with explanatory notes thereto according to the last adopted annual accounts of the Company, by the Company or a subsidiary.

2.	The Board is entitled to require resolutions of the Executive Directors to be subject to its approval. These resolutions shall be clearly specified and notified to the Executive Directors in writing.

3.	The lack of approval referred to in paragraph 1 and 2 of this article does not affect the authority of the Board or the Directors to represent the Company.

Article 18. Representation. Proxy holders.

1.	The Board shall be authorized to represent the Company. The Company shall also be represented by any Executive Director acting solely or by any two Directors acting jointly.

2.	The Board may appoint persons with general or limited power to represent the Company. Each of those persons shall be competent to represent the Company with due regard to any restrictions imposed on him.

3.	The Board can determine to grant a specific title to the persons as referred to in paragraph 2 of this article.

Article 19. Absence or prevention.

In the event of the absence or inability to act of one or more Directors, the powers of the Board remain intact, provided that:

(i)	in the event of the absence or inability to act of all Executive Directors, the Non-Executive Directors shall be authorized to temporarily entrust the management to others;

19

(ii)	in the event of the absence or inability to act of all Directors, the Secretary shall temporarily be responsible for the management of the Company until the vacancies have been filled. In the event of the absence or inability to act of all Directors, the Secretary will as soon as possible take the necessary measures required for a permanent solution.

CHAPTER VII.

Annual accounts. Profits.

Article 20. Financial year. Drawing up of the annual accounts. Accountant.

1.	The financial year of the Company shall run concurrently with the calendar year.

2.	Annually, as prescribed by law and in any event not later than five (5) months after the end of the financial year of the Company, the Board shall draw up the annual accounts and make these available for inspection by the Shareholders at the offices of the Company. This term may be extended by the General Meeting for a period not exceeding five (5) months, by reason of special circumstances. As far as required by law, the Board shall also prepare a management report within the abovementioned period and make the management board report available for inspection by the Shareholders.

3.	The annual accounts shall be signed by all Directors. If the signature of one or more of them is lacking, this shall be expressly stated and explained.

4.	The General Meeting shall instruct an Accountant to audit the annual accounts prepared by the Board, in accordance with Section 2:393 paragraph 3 DCC. If the General Meeting fails to give these instructions, the Board shall be authorized to do so at the Company's expense. The Accountant shall report on his audit to the Board and shall present the result of his audit in a report with due observance of Section 2:393 paragraph 2.

Article 21. Adoption of the annual accounts. Discharge. Publication.

1.	The General Meeting shall adopt the annual accounts. Adoption of the annual accounts shall not automatically discharge a Director. The General Meeting may discharge a Director by a separate resolution.

2.	The Company shall make the annual accounts publicly available within eight (8) days following the adoption thereof, unless a statutory exemption is applicable.

Article 22. Profits and loss.

1.	From the profits, shown in the annual accounts, as adopted, the Board shall determine which part shall be reserved. Any profits remaining thereafter shall be at the disposal of the General Meeting. The Board shall make a proposal for that purpose.

2.	Distribution may only be made if and to the extent that its shareholders' equity is greater than the paid and called-up part of the issued capital plus the reserves which must be maintained by virtue of the law or the articles of association.

20

3.	Dividends may be paid only after adoption of the annual accounts which show that they are justified.

4.	For the purposes of determining the allocation of profits, any Shares held by the Company and any Shares of which the Company has a usufruct shall not be taken into account.

5.	The holders of Shares A and Shares B shall be entitled pari passu to the profits of the Company, pro rata to the total number of Shares A and Shares B held as a percentage of the total number of Shares A and Shares B issued and outstanding, provided that out of the profit of any financial year, the holders of Shares C shall be entitled to a maximum amount per financial year equal to one-tenth of a percent (0.1%) of the nominal value of such Shares C.

6.	The Board may resolve to declare interim dividends. Dividend payments as referred to in this paragraph may be made only if the provisions in paragraph 2 of this article have been met and in accordance with the relevant provisions of the law.

7.	Unless the General Meeting resolves, at the proposal of the Board, upon a different term for that purpose, dividends shall be made payable within thirty (30) days after they are declared.

8.	The General Meeting, at the proposal of the Board, may resolve that a distribution shall not be paid in whole or in part in cash but in kind or in the form of Shares.

9.	The Board, or the General Meeting at the proposal of the Board, may resolve that distributions to holders of Shares shall be made out of one or more reserves.

10.	A deficit may only be offset against the reserves prescribed by law to the extent that this is allowed by law.

11.	Any claim of a Shareholder for payment of a distribution shall be barred after five (5) years have elapsed, to be computed from the date on which such distribution becomes payable.

CHAPTER VIII.

General Meetings.

Article 23. General Meetings.

1.	During each financial year at least one (1) General Meeting shall be held, in which shall, in any event, be considered:

a.	the management report, as far as required by law;

b.	the adoption of the annual accounts;

c.	the granting of discharge from liability to the Directors for actions in respect of their management during the preceding financial year; and

d.	any other matters put forward by Board and announced pursuant to this article.

2.	Other General Meetings shall be held as often as the Board deems such necessary.

3.	The General Meeting shall be announced and convened with due observance of the relevant statutory minimum convening period.

21

4.	Notice of the General Meeting shall be given by the Board, subject to a time limit and in accordance with the applicable statutory provisions and stock exchange regulations..

5.	The notice shall state the subjects on the agenda, the place and time of the General Meeting, the procedure for participation in the General Meeting and the exercise of voting rights in person or by proxy, matters and particulars prescribed by law, as well as any matters and particulars that the Board deems fit.

6.	An item proposed by one or more shareholders having the right thereto according to applicable law, will be included in the convocation or announced in the same manner, provided the company receives such substantiated request or a proposal for a resolution in writing no later than the sixtieth day prior to the day of the meeting.

7.	The Board may resolve that Shareholders entitled to attend the General Meeting are those who at the record date laid down by law have these rights derived from their Shares and have been registered as such in a register designated by the Board for that purpose, regardless of who would have been entitled to attend the General Meeting based on the rights derived from Shares if no record date as contemplated in this paragraph should have been determined. The record date shall be the twenty-eighth day prior to the day of the meeting, unless Dutch law prescribes another record date or offers the opportunity for another record date. In the latter case the Board shall determine the record date. The convocation notice for the meeting shall state the record date and the manner in which the persons who derive their right to attend the General Meeting from their Shares may register and exercise their rights.

8.	General Meetings shall be held in the municipality in which the Company has its registered seat or alternatively in Rotterdam, Utrecht, The Hague or Haarlemmermeer (Schiphol Airport), the Netherlands.

9.	The General Meeting shall be presided by the Chairman or, if he is absent, by one of the other Non-Executive Directors designated for that purpose by the Board. If no Non-Executive Directors are present at the meeting, the General Meeting shall be presided by one of the Executive Directors designated for that purpose by the Board. The Chairman shall decide on all disputes with regard to voting, admitting people and, in general the procedure at the meeting, insofar as this is not provided for by law or the articles of association.

10.	Directors as such have an advisory vote in General Meetings.

Article 24. Right to attend a General Meeting. Votes.

1.	In each case without prejudice to the Voting Cap being applicable to any Shareholder, each Share A confers the right to cast one (1) vote in a General Meeting, each Share B confers the right to cast three (3) votes in a General Meeting and each Share C confers the right to cast two (2) votes in a General Meeting.

2.	Again, without prejudice to the Voting Cap being applicable to any Shareholder, each Shareholder shall be authorized to attend and address the General Meeting and, in the event the shareholder is entitled to the voting rights, to exercise the voting rights, either in person or by written proxy. The requirement of a written proxy is met if the proxy is recorded electronically.

22

3.	Each Shareholder is obliged to provide the Board with all information relevant to assess the applicability of the Voting Cap to the number of votes in the General Meeting available to such Shareholder.

4.	Before any General Meeting, the Board, acting reasonably and in accordance with Section 56 paragraphs 4 and 5 AWV (or a successor regulation), shall assess and confirm, based on the information available to it, whether the Voting Cap applies to the voting of a Shareholder in that General Meeting and inform the relevant Shareholder(s) and the General Meeting of the applicability of a Voting Cap to the voting in that General Meeting.

5.	The Board is authorized to determine that the rights in respect of a General Meeting as referred to in paragraph 2 can be exercised by using an electronic means of communication. If so decided, it will be required that the Shareholder or his proxy can be identified through the electronic means of communication, follow the discussions in the meeting and exercise voting rights. The Board may also determine that the electronic means of communication used must allow the Shareholder or his proxy to participate in the discussions.

6.	The Board may set further requirements to the use of the electronic means of communication referred to in paragraph 5 of this article. Those conditions shall be set out in the notice convening the meeting. The chairman of the General Meeting is fully authorized to take any action as he deems fit in the interest if the meeting being conducted properly. Any non or malfunctioning of the means of electronic communication used is at the risk of the Shareholder or proxy using the same.

7.	The Board may decide that persons entitled to attend and to vote at a General Meeting may, within a period prior to the General Meeting to be set by the Board, which period cannot start prior to the record date as meant in article 23 paragraph 8, cast their votes electronically in a manner to be decided by the Board and/or, if permitted by law, by post. Votes cast in accordance with the previous sentence are equal to votes cast at the General Meeting.

8.	Blank and invalid votes will not be counted as cast votes.

9.	In as far as Dutch law or these articles of association do not stipulate any greater majority, all resolutions by the General Meeting shall be passed by an absolute majority of the votes cast.

10.	In case of a tie of votes in an election of persons, one new voting will take place in the same meeting; in case the votes are tied again, the matter shall be rejected. The ruling by the chairperson of the General Meeting on the outcome of a vote shall be decisive.

23

Article 25. Class Meetings.

1.	Class Meetings shall be convened by the Board.

2.	The convocation shall take place not later than on the fifth (5th) day prior to the day on which the meeting shall take place.

3.	A Share of a certain class confers the right to cast one (1) vote in the respective Class Meeting.

4.	A Class Meeting shall be held in the municipality in which the Company has its registered seat or alternatively in Rotterdam, Utrecht, The Hague or Haarlemmermeer (Schiphol Airport), the Netherlands, provided, however, that if all of the holders of such class of Shares so agree, (i) a meeting of such class may instead be convened elsewhere, or (ii) such holders may pass resolutions in writing or by electronic means of communication without recourse to a meeting. These resolutions must be taken with unanimous votes of all holders of such class of Shares entitled to vote.

5.	Other than as varied by paragraphs 2 and 3 above, articles 23 and 24 shall apply, mutatis mutandis, to any meeting referred to in this article, save that the Directors have the right to render advice on any resolution proposed in any Class Meeting.

CHAPTER IX.

Amendment of the articles of association. Merger. Demerger. Conversion.

Article 26. Resolutions and proposals.

1.	Without prejudice to the provisions of article 2:334ff paragraph 1 DCC, on proposal of the Board, the General Meeting may resolve to amend the Company's articles of association, to conclude a legal merger or a demerger, or to dissolve the Company. A resolution of the General Meeting on a legal merger or a demerger requires a majority of at least two-thirds (2/3rd) of the votes cast, if less than half of the issued capital is represented at the General Meeting.

2.	When a proposal is to be made to the General Meeting to amend the articles of association, to enter into a legal merger, legal demerger or to convert or to dissolve the Company, this must be mentioned in the convocation of the General Meeting. As regards an amendment of the articles of association, legal merger or legal demerger, a copy of the proposal including the text of the proposed amendment, legal merger or legal demerger must at the same time be deposited and held available at the offices of the Company for inspection by the Shareholders until the end of the meeting.

3.	A resolution to amend these articles of association which negatively impacts the rights of holders of Shares B, requires the prior approval of the Class Meeting Shares B.

4.	Unless the law provided for a larger majority or larger quorum, a resolution of the General Meeting to amend these articles of association as result of which one or more of the following articles is amended or abolished, requires the prior approval of the Class Meeting Shares A, which approval can only be granted by a majority of the votes cast in a meeting in which at least fifty percent (50%) of the issued and outstanding Shares A is present of represented:

24

a.	article 1 subsections j, n, s, aa, bb, dd, mm or nn;

b.	article 4 paragraph 2 or paragraph 3, to the extent it concerns a change of the nominal value of the Shares;

c.	article 4A;

d.	article 7 paragraph 1 or paragraph 2;

e.	article 16 paragraph 10, paragraph 11 or paragraph 12;

f.	article 22 paragraph 5;

g.	this article 26 paragraph 4.

A second general meeting as referred to in Section 2:120 paragraph 3 DCC cannot be convened.

Article 27. Dissolution and liquidation.

1.	The General Meeting may only resolve to dissolve the Company at the proposal of the Board. The Board will be in charge of the liquidation of the business of the Company, unless the General Meeting appoints one or more other persons or the law provides otherwise.

2.	During liquidation, the provisions of these articles of association shall remain in force as far as possible.

3.	The balance remaining after payment of all debts of the dissolved Company, shall be transferred to the Shareholders pro rata to the total number of Shares held as a percentage of the total number of Shares issued and outstanding, albeit that the holders of Shares C shall be entitled to a maximum amount of one eurocent (EUR 0.01) per Share C.

4.	After the Company has ceased to exist, the books, records and other databases of the dissolved Company shall retain at the person appointed thereto in writing by the liquidators for seven (7) years.

5.	Furthermore, the provisions of Title 1, Book 2 DCC apply to the liquidation.

Indemnity and Insurance.

Article 28.

1.	To the fullest extent permissible by law, the Company shall indemnify and hold harmless:

a.	each Director, both former Directors and Directors currently in office;

b.	each person who is or was serving as an officer of the Company;

c.	each person who is or was serving as a proxy holder of the Company;

d.	each person who is or was a member of the board or supervisory board or officer of other companies or corporations, partnerships, joint ventures, trusts or other enterprises by virtue of their functional responsibilities with the Company and or its Subsidiaries,

25

(each of them, for the purpose of this article only, an "indemnified person"), against any and all liabilities, claims, judgments, fines and penalties ("claims") incurred by the indemnified person as a result of any threatened, pending or completed action, investigation or other proceeding, whether civil, criminal or administrative (each, a "legal action"), brought by any party other than the Company itself or any Subsidiaries, in relation to acts or omissions in or related to his capacity as an indemnified person.

2.	Claims will include derivative actions brought on behalf of the Company or any Subsidiaries against the indemnified person and claims by the Company (or any Subsidiaries) itself for reimbursement for claims by third parties on the ground that the indemnified person was jointly liable toward that third party in addition to the Company.

3.	The indemnified person will not be indemnified with respect to claims insofar as they relate to the gaining in fact of personal profits, advantages or compensation to which he was not legally entitled, or if the indemnified person shall have been adjudged to be liable for willful misconduct (opzet) or intentional recklessness (bewuste roekeloosheid).

4.	Any expenses (including reasonable attorneys’ fees and litigation costs) (collectively,
"expenses") incurred by the indemnified person in connection with any legal action shall be settled or reimbursed by the Company, but only upon receipt of a written undertaking by that indemnified person that he shall repay such expenses if a competent court in an irrevocable judgment has determined that he is not entitled to be indemnified.
Expenses shall be deemed to include any tax liability which the indemnified person may be subject to as a result of his indemnification.

5.	Also in case of a legal action against the indemnified person by the Company itself or any Subsidiary(s), the Company will settle or reimburse to the indemnified person his reasonable attorneys’ fees and litigation costs, but only upon receipt of a written undertaking by that indemnified person that he shall repay such fees and costs if a competent court in an irrevocable judgment has resolved the legal action in favor of the Company or the relevant Subsidiary(s) rather than the indemnified person.

6.	Expenses incurred by the indemnified person in connection with any legal action will also be settled or reimbursed by the Company in advance of the final disposition of such action, but only upon receipt of a written undertaking by that indemnified person that he shall repay such expenses if a competent court in an irrevocable judgment has determined that he is not entitled to be indemnified.

Such expenses incurred by indemnified persons may be so advanced upon such terms and conditions as the Board decides.

7.	The indemnified person shall not admit any personal financial liability vis-à-vis third parties, nor enter into any settlement agreement, without the Company’s prior written authorization.

26

The Company and the indemnified person shall use all reasonable endeavors to cooperate with a view to agreeing on the defense of any claims, but in the event that the Company and the indemnified person would fail to reach such agreement, the indemnified person shall comply with all reasonable directions given by the Company, in order to be entitled to the indemnity contemplated by this article.

8.	The indemnification provided for by this article shall not be deemed exclusive of any other right to which a person seeking indemnification or advancement of expenses may be entitled under the laws of the Netherlands as from time to time amended or under any by-laws, agreement, resolution of the General Meeting or of the Directors or officers who are not an interested party in this matter or otherwise, both as to actions in his official capacity and as to actions in another capacity while holding such position, and shall continue as to a person who has ceased to be a Director or an officer, but was a member of the board of directors or an officer at any time after the execution of this deed of amendment and shall also inure to the benefit of the heirs, executors and administrators of the estate of such person.

9.	The Company may purchase and maintain insurance on behalf of any indemnified person, whether or not the company would have the power to indemnify him against such liability under the provisions of this article. The indemnity contemplated by this article shall not apply to the extent claims and expenses are reimbursed by insurers.

10.	The Company will provide for and bear the cost of adequate insurance covering claims against the indemnified person, unless such insurance cannot be obtained at reasonable terms.

11.	This article can be amended without the consent of the indemnified persons as such. However, the indemnity provided herein shall nevertheless continue to apply to claims and/or expenses incurred in relation to the acts or omissions by the indemnified person during the periods in which this clause was in effect.

12.	At its discretion, the Board may have the Company indemnify other members of the management team, not being Directors, or other employees, each in case of the Company or of a Subsidiary, comparable to the indemnification provided herein for the benefit of other indemnified persons.

Transitional provision.

Article 29. Increase authorised share capital.

As per the moment the Company’s issued and paid-up share capital amounts to fifteen million euro (EUR 15,000,000), paragraphs 1 and 2 of article 4 of these articles of association shall be deemed to have been amended and shall read as follows:

“1.	The authorized share capital of the Company amounts to thirty-three million nine hundred ninety-three thousand three hundred thirty-three euro and thirty eurocent (EUR 33,993,333.30).

2.	The authorized share capital is divided into:

27

(i)	three billion two hundred seventy-seven million two hundred sixty-eight thousand and five (3,277,268,005) Shares A with a nominal value of one eurocent (EUR 0.01) each;

(ii)	twenty-four million four hundred thirteen thousand sixty-five (24,413,065) Shares B with a nominal value of three eurocent (EUR 0.03) each; and

(iii)	twenty-four million four hundred thirteen thousand sixty-five (24,413,065) Shares C with a nominal value of two eurocent (EUR 0.02) each.”

As per that moment, this Article 29 concerning the transitional provision shall terminate and disappear.